CIPSCO Incorporated

607 East Adams Street
Springfield, Illinois 62739
217 523-3600
===========================

     February 28, 1996


     Securities & Exchange Commission
     Office of Public Utility Regulation
     Division of Investment Management
     450 Fifth Street N.W.
     Washington, DC 20549-1004

     Dear Sir/Madam:

     Re:  Filing Requirement Under Holding
          Company Act Release No. 35-25152,
          File No. 70-7274

     Pursuant to the annual reporting requirements contained on page 21 of the Memorandum Opinion and Order (Holding Company Act Release No. 35-25152, File No. 70-7274) dated September 18, 1990, CIPSCO Incorporated submits the following items:

     FILING REQUIREMENT NO. (1) requests "a description and explanation of all associate companies, their relationships to each other and to the utilities, and the type of business in which each is involved;"

          See Exhibit A and A-1 attached.

     FILING REQUIREMENT NO. (2) requests "the assets of the utilities, the holding company, its non-utility activities, and the percentage of non-utility activities."

          See Exhibit B attached.

                              Very truly yours,

                              /s/  C. D. Nelson
                              C. D. Nelson
                              Treasurer, Assistant Secretary
                              and Assistant Controller
                              CIPSCO Incorporated

     CDN:slj
     Enclosures

     xc:  Robert P. Wason
          Securities and Exchange Commission
                                                  Exhibit A


                            CIPSCO Incorporated
                          Holding Company System
                             December 31, 1995



(Information for    CIPSCO Incorporated (CIPSCO) is a holding
requirement No.     company established October 1, 1990.
(1) appearing on    CIPSCO's principal subsidiary is Central
page 21 of Release  Illinois Public Service Company (CIPS), an
No. 35-25152;       electric and natural gas utility.  CIPSCO
70-7274)            owns 100% of the common stock of CIPS.
                    CIPSCO owns 100% of the stock of CIPSCO
                    Investment Company, a non-utility subsidiary, which manages non-utility investments and provides investment management services to
                    CIPSCO and its non-utility affiliates.
                    CIPSCO Investment Company owns 100% of the stock of its four non-utility subsidiaries, CIPSCO Securities Company, CIPSCO Leasing
                    Company, CIPSCO Energy Company and CIPSCO
                    Venture Company. CIPSCO Securities Company invests in marketable securities, CIPSCO
                    Leasing Company invests in long-term
                    leveraged lease transactions, CIPSCO Energy
                    Company invests in energy-related projects or leases through subsidiary companies and
                    CIPSCO Venture Company invests in
                    opportunities within the CIPS utility service territory to assist economic development efforts in the region. CIPSCO Leasing
                    Company owns 100% of the stock of its four non-utility subsidiaries and CIPSCO Energy
                    Company owns 100% of the stock of its 11 non-utility subsidiaries. (See Exhibit A-1 attached.)

                    Accounting financial, legal, computer data processing and other services may be rendered through interaction of the associated companies (CIPSCO Incorporated and its subsidiaries) and are billed in accordance with regulatory requirements of the Illinois Commerce Commission regarding services provided to associated companies. CIPS employees from time to time perform work for CIPSCO and CIPSCO Investment Company and its subsidiaries, all in accordance with approval of the Illinois Commerce Commission.
                                                  Exhibit A-1


                      Subsidiaries of CIPSCO Leasing
                     Company and CIPSCO Energy Company
                             December 31, 1995


                    CIPSCO Leasing Company
                         CLC Aircraft Leasing Company
                         CLC Leasing Company A
                         CLC Leasing Company B
                         CLC Leasing Company C
                    CIPSCO Energy Company
                         CEC-PGE-G Co.
                         CEC-PGE-L Co.
                         CEC-APL-G Co.
                         CEC-APL-L Co.
                         CEC-PSPL-G Co.
                         CEC-PSPL-L Co.
                         CEC-MPS-G Co.
                         CEC-MPS-L Co.
                         CEC-ACE-G Co.
                         CEC-ACE-L Co.
                         CEC-ACLP Co.
                                                  Exhibit B


                            CIPSCO Incorporated
                          Holding Company System
                             December 31, 1995
                                (thousands)


Assets of Utility*                           $1,714,498

Assets of Holding Company and
Non-utility Affiliates*                      $  113,622
                                              _________

Total Consolidated Assets                    $1,828,120
                                              =========

Percent of Non-utility Assets                    6.2152%



* Assets are net of intercompany receivables and investments.

(Information for requirement No. (2) appearing on page 21 of Release No. 35-25152, File No. 70-7274).